VITAL PRODUCTS, INC.

2404 Via Mariposa West, 1-A

Laguna Woods, California 92637

September 18, 2013

Via Edgar

Terence O’Brien, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE: Vital Products, Inc.

Form 10-K for the Year Ended July 31, 2012

Filed November 2, 2012

Form 10-K/A for the Year Ended July 31, 2012

Filed August 21, 2013

Response dated August 20, 2013

File No. 333-127915

Mr. O’Brien:

We are currently drafting responses to address the comments of the Staff as set forth in its letter dated September 4, 2013 relating to the Form 10-K filed November 2, 2012, the Form 10-K/A filed August 21, 2013, and the response dated August 20, 2013 of Vital Products, Inc.

We request an extension of five additional business days to allow us to edgarize the Form 10-K/A and obtain auditors’ consent.

Please do not hesitate to contact me at 949-306-3110 if you have any questions or comments. Thank you.

Very truly yours,

/s/ James McKinney

James McKinney

Acting Chief Executive Officer and Chief Financial Officer